SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Oasis Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67420T 206

(CUSIP Number)

Nickolas J. Lorentzatos

1001 Fannin Street, Suite 1500, Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Investment Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Petroleum North America LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO (Corporation)

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on September 25, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2018, Amendment No. 2 to the Schedule 13D filed on March 19, 2021, Amendment No. 3 to the Schedule 13D filed on April 1, 2021, Amendment No. 4 to the Schedule 13D filed on July 2, 2021, Amendment No. 5 to the Schedule 13D filed on November 2, 2021, and Amendment No. 6 to the Schedule 13D filed on December 29, 2021 (as amended, the “Original Schedule 13D” and as further amended by this Amendment No. 7, the “Schedule 13D/A”). Prior to Amendment No. 6, which added Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”) and Oasis Petroleum North America LLC (“OPNA”) as reporting persons, the Original Schedule 13D was filed jointly by OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”), Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”), and Oasis Petroleum Inc., a Delaware corporation (“OAS”), with respect to the common units (“Partnership Common Units”) representing limited partner interests in Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer” or “Partnership”). Except as otherwise specified in this Amendment No. 7., all items left blank or not reported remain unchanged in all material respects. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purposes of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following additional disclosures:

Completion of the Partnership Merger

On October 25, 2021, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Crestwood Equity Partners LP, a Delaware limited partnership (“Crestwood”), Project Falcon Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Crestwood (“Merger Sub”), Project Phantom Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Crestwood (“GP Merger Sub”), OMP GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and, solely for the purposes of Section 2.1(a)(i) of the Merger Agreement, Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of Crestwood (“Crestwood GP”).

Pursuant to the Merger Agreement, on February 1, 2022 (the “Closing Date”), Merger Sub merged with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a subsidiary of Crestwood, and GP Merger Sub merged with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a wholly owned subsidiary of Crestwood.

Pursuant to the Merger Agreement, on the Closing Date, (i) 6,520,944 Partnership Common Units issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) and owned by OMS Holdings (such Partnership Common Units, the “Sponsor Cash Units”), were converted into the right to receive $150,000,000 in cash in the aggregate and each other Partnership Common Unit issued and outstanding immediately prior to the Effective Time owned by OAS or its subsidiaries (other than the Partnership) (together with the Sponsor Cash Units, the “Sponsor Units”) were converted into the right to receive 0.7680 common units representing limited partner interests in Crestwood (such units “Crestwood Common Units”); (ii) each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than the Sponsor Units) was converted into the right to receive 0.8700 Crestwood Common Units and (iii) all of the limited liability company interests of the General Partner issued and outstanding as of immediately prior to the Effective Time were converted into the right to receive $10,000,000 in cash in the aggregate.

The foregoing summary of the Mergers and the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 28, 2021 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and supplemented with the following additional disclosures:

7

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 7 and in Item 4 of this Schedule 13D is hereby incorporated by reference.

As a result of the Mergers described in Item 4 of this Schedule 13D, the Reporting Persons ceased to beneficially own any Partnership Common Units as of February 1, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS INVESTMENT HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM NORTH AMERICA LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

8